August 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Conectiv (File No. 70-9499)

Ladies and Gentlemen:

As General Counsel for Conectiv, a Delaware corporation ("Conectiv"), I have acted as counsel to Conectiv and certain of Conectiv's subsidiaries described below (collectively, "Applicants") with respect to the matters described in the Application-Declaration on Form U-1 (File No. 70-9499) (the "Application"), as amended by pre-effective amendment no. 1 and post-effective amendment nos. 1 through 5, of the Applicants filed with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935 (the "Act"). The Application was filed jointly by Conectiv and two operating utility subsidiaries, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE").

The Application requested the Commission to authorize the payment by the Applicants of certain dividends out of capital or unearned surplus. The Commission authorized the payment of certain of such dividends by orders issued on September 27, 1999, January 28, 2000 and April 27, 2000 (the "Orders"). The Applicants have completed the payment of certain of such dividends (collectively, the "Transactions") pursuant to the Application and the Orders and now wish to close out File No. 70-9499.

I am a member of the bar of the State of Delaware, the state in which Conectiv and DPL are incorporated. I am also a member of the bar of the Commonwealth of Virginia, a state in which DPL is also incorporated. I am not a member of the bar of the State of New Jersey (in which ACE is incorporated). I do not hold myself out as an expert in the laws of any state other than Delaware and Virginia, although I have consulted and will consult with counsel to Conectiv who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by Conectiv who are a members of the bar of the State of New Jersey.

In connection with this opinion, I or attorneys in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of Conectiv and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have relied, when relevant facts were not independently established, upon statements contained in the Application, as amended.

Based on the foregoing, and subject to the assumptions and conditions set forth herein, I am of the opinion that:

1. All state laws applicable to the Transactions have been complied with; and

2. Each of the Applicants involved in a particular Transaction was, at the time of the applicable Transaction, duly formed or incorporated under the laws of the jurisdiction in which it is domiciled; and

3. The consummation of the Transactions did not violate the legal rights of the holders of any securities issued by any Applicant or any associate company thereof; and

4. The Transactions have been carried out in accordance with the Application, as amended, and the Orders.

I hereby consent to the filing of this opinion together with the Certificate of Conectiv filed pursuant to Rule 24.

Very truly yours,

/s/ Peter F. Clark

Peter F. Clark